

MCG
CAPITAL
CORPORATION

May 11, 2015

Via Overnight Courier

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Form 40-33 – Civil Action Documents Filed on Behalf of MCG Capital Corporation
        File No. 814-00239

Ladies and Gentlemen:

On behalf of MCG Capital Corporation and its board of directors, enclosed herewith for filing,
pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the
Verified Class Action Complaint in *Casey Boyer v. Keith Kennedy, et al.,* as filed with the Court
of Chancery of the State of Delaware on May 8, 2015.

If you have any questions regarding this submission, please do not hesitate to call me at (703)
247-7552.

Very truly yours,

Tod K. Reichert
Executive Vice President

Enclosure
cc: Keith Kennedy
            MCG Capital Corporation
        William D. Savitt
        Nicholas Walter
        David E. Shapiro
            Wachtell, Lipton, Rosen & Katz



EFiled: May 08 2015 03:02PM EDT
Transaction ID 57210606
Case No. 11002-

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

CASEY BOYER, On Behalf of Himself and All Others Similarly Situated, Plaintiff, v. MCG CAPITAL CORPORATION, KEITH KENNEDY, RICHARD W. NEU, KENNETH J. O'KEEFE, KIM D. KELLY, GAVIN SAITOWITZ, PENNANTPARK FLOATING RATE CAPITAL, LTD., PFLT PANAMA, LLC, PFLT FUNDING II, LLC, and PENNANTPARK INVESTMENT ADVISERS, LLC Defendants.	C.A. No. **CLASS ACTION**

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Casey Boyer ("Plaintiff"), through undersigned counsel, brings this Complaint on behalf of himself and the holders of the common stock of MCG Capital Corporation ("MCGC" or the "Company") against (1) the members of the Board of Directors (as defined herein) of MCGC for breaching their fiduciary duties and (2) PennantPark Floating Rate Capital, Ltd. ("PennantPark"), PFLT Panama, LLC ("Merger Sub One"), PFLT Funding II, LLC ("Merger Sub Two"), and PennantPark Investment Advisers, LLC ("Investment Adviser") (collectively, the "PennantPark Entities") for aiding and abetting these breaches. This action seeks to enjoin the merger of Merger Sub One with and into MCGC, with MCGC surviving

the merger as a wholly-owned subsidiary of PennantPark, followed immediately thereafter by the merger of MCGC with and into Merger Sub Two (collectively, the "Proposed Transaction"). This action also seeks an order requiring that the MCGC Board comply with its fiduciary obligations and awarding Plaintiff and the Class (as defined herein) damages suffered as a result of Defendants' wrongdoing.

The allegations of this Complaint are based on Plaintiff's knowledge as to himself, and on information and belief based upon, among other things, the investigation of counsel and publicly available information, as to all other matters.

SUMMARY OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of MCGC shareholders against the MCGC Board for breaches of fiduciary duty and/or other violations of state law arising out of their efforts to effectuate the merger of MCGC with PennantPark pursuant to an unfair process, for an unfair price, and lacking material disclosures.

2. On October 22, 2014, MCGC announced that it had entered into a definitive merger agreement (the "Merger Agreement"), pursuant to which Merger Sub One will merge with and into MCGC, with MCGC continuing as the surviving corporation and as a wholly-owned subsidiary of PennantPark, followed immediately thereafter by the merger of MCGC with and into Merger Sub Two. Pursuant to the terms of the Merger Agreement, MCGC shareholders will receive

cash and PennantPark stock valued at approximately $4.75 for each share of MCGC common stock that they own (the "Merger Consideration"). This consideration is inadequate and undervalues the Company. After a mid-2014 low following the announcement of the retirement of the Company's former Chief Executive Officer ("CEO"), the Company and its stock price have rebounded strongly on the back of a successful campaign to monetize many of the Company's investments, strengthen the Company's balance sheet, pay off significant Company debt, and repurchase millions of shares of outstanding Company stock. The Merger Consideration simply does not value these positive steps. Indeed, the Merger Consideration represents no premium for the stock when compared to the Company's net asset value, and, unsurprisingly, **a superior offer for the Company has already emerged**.

3.　　The Proposed Transaction is further marred by a flawed process and conflicts of interests, not the least of which is that some of the directors will receive windfall profits from the accelerated vesting of certain equity awards. In addition, certain members of the Board secured for themselves lucrative continuing employment with the surviving company.

4.　　To secure these benefits, the Individual Defendants (as defined herein) further exacerbated their breaches of fiduciary duty by agreeing to certain deal protection devices in the Merger Agreement that will prevent other bidders from making successful competing offers. These include:

- a termination fee provision whereby the Board agreed that MCGC would pay PennantPark a termination fee of up to $7 million if it terminates the Proposed Transaction;

- a strict no-solicitation provision that effectively precludes the Board from attempting to maximize shareholder value by soliciting bids from any other potential acquirer and requires that the Board cease certain existing communications and negotiations after a certain time; and

- an information rights provision that requires the Company to notify PennantPark of certain unsolicited competing offers and provide PennantPark with information regarding such offers.

These provisions substantially and improperly limit the Board's ability to investigate and pursue superior proposals and alternatives and virtually guarantee the consummation of the Proposed Transaction.

5.   In sum, Defendants failed to maximize shareholder value and to protect the interests of MCGC's shareholders. Instead, Defendants engaged in a process that was designed to benefit PennantPark and secure material personal benefits for themselves. Each of the Individual Defendants has breached his fiduciary duties and/or has aided and abetted such breaches by favoring PennantPark's or his own financial interests over those of MCGC and its public, non-insider shareholders. As a result, Plaintiff and the other public shareholders are receiving an unfair price in

the Proposed Transaction and lack the necessary and material information to consider it.

6. In facilitating the acquisition of MCGC by PennantPark for inadequate consideration and through a flawed process, each of the Defendants breached and/or aided the other Defendants' breaches of their fiduciary duties. As set forth below, instead of working to maximize shareholder value as required, Defendants agreed to hand over the Company and its future prospects to PennantPark for a demonstrably unfair price. If Defendants are able to consummate the Proposed Transaction, MCGC's public shareholders will not receive the true value of their investment. The Merger Consideration does not reflect MCGC's intrinsic value or the value of the Company as the target of a full and fair sale process.

7. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin the Proposed Transaction, or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants' violations of their fiduciary duties, and from the other Defendants for aiding and abetting same.

PARTIES

A. Plaintiff

8. Plaintiff is, and at all relevant times was, a continuous shareholder of MCGC.

B.   Defendants

9.   Defendant Keith Kennedy serves as the President and CEO, and also as a director, of the Company. Defendant Kennedy joined MCGC in February 2012 as an Executive Vice President and Managing Director, served as the Company's Chief Financial Officer and Treasurer beginning in May 2012, and became its President in March 2014 and its CEO in April 2014. He has served as a director since 2014.

10.   Defendant Richard W. Neu has served as the Chairman of the Company's Board of Directors since April 2009 and as a director since 2007. Defendant Neu also previously served as the Company's CEO from October 2011 to November 2012.

11.   Defendant Kenneth J. O'Keefe has served as a director of MCGC since 2001. Defendant O'Keefe also previously served as the Chairman of the Company's Board from February 2005 to March 2007.

12.   Defendant Kim D. Kelly has served as director of MCGC since 2004.

13.   Defendant Gavin Saitowitz has served as a director of MCGC since 2009.

14.   Defendants Kennedy, Neu, O'Keefe, Kelly, and Saitowitz form the Board of Directors of MCGC and are collectively referred to herein as the "Board" or the "Individual Defendants."

15.   Defendant PennantPark Floating Rate Capital, Ltd. (previously defined as "PennantPark") is a corporation organized and existing under the laws of the State of Maryland with its principal place of business located at 590 Madison Avenue, 15th Floor, New York, New York 10022.

16.   Defendant PFLT Panama, LLC (previously defined as "Merger Sub One") is a limited liability company organized and existing under the laws of the State of Delaware and a wholly-owned subsidiary of PFLT.

17.   Defendant PFLT Funding II, LLC (previously defined as "Merger Sub Two") is a limited liability company organized and existing under the laws of the State of Delaware and a wholly-owned subsidiary of PFLT.

18.   Defendant PennantPark Investment Advisers, LLC (previously defined as "Investment Adviser") is a limited liability company organized and existing under the laws of the State of Delaware with its principal place of business located at 590 Madison Avenue, 15th Floor, New York, New York 10022. Investment Advisor is PennantPark's external investment adviser.

C.   **Relevant Non-Parties**

19.   MCG Capital Corporation (previously defined as "MCGC") is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located at1001 19th Street North, 10th Floor, Arlington, Virginia 22209.

INDIVIDUAL DEFENDANTS' FIDUCIARY DUTIES

20.   By reason of the Individual Defendants' positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of MCGC and owe them a duty of care, loyalty, good faith, candor, and independence.

21.   By virtue of their positions as directors and/or officers of MCGC, the Individual Defendants, at all relevant times, had the power to control and influence MCGC, did control and influence MCGC, and caused MCGC to engage in the practices complained of herein.

22.   To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that: (a) adversely affects the value provided to the Company's shareholders; (b) favors themselves or discourages or inhibits alternative offers to purchase control of the corporation or its assets; (c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the Company's shareholders; (d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders; and/or (e) contractually prohibits the Individual Defendants from complying with or carrying out their fiduciary duties.

23.   In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from: (a) participating in any transaction where

the Individual Defendants' loyalties are divided; (b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

24.   Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, and independence owed to the Company, or are aiding and abetting others in violating those duties.

25.   The Individual Defendants also owe the Company's shareholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the shareholders' equity interest. The Individual Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction and/or aiding and abetting other Defendants' breaches.

AIDING AND ABETTING

26.   In addition to the wrongful conduct herein alleged as giving rise to primary liability, certain of the Defendants further aided and abetted and/or assisted each other in the breach of their respective duties as herein alleged.

27.   During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct that was designed to: (i) favor PennantPark and the Individual Defendants; (ii) permit PennantPark to acquire MCGC pursuant to a defective sales process; (iii) permit PennantPark to acquire MCGC for an unfair price; and (iv) permit PennantPark to acquire MCGC without MCGC's shareholders being fully informed of all material information relating to the Proposed Transaction. In furtherance of this plan and course of conduct, Defendants, and each of them, took the actions as set forth herein.

28.   Each of the Defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. Defendants' acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the common enterprise and common course of conduct

complained of herein.

CLASS REPRESENTATION ALLEGATIONS

29.   Plaintiff brings this action on behalf of themselves and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery on behalf of all other holders of MCGC common stock who are being and will be harmed by Defendants' actions described below (the "Class"). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

30.   This action is properly maintainable as a class action because:

a.   The Class is so numerous that joinder of all members is impracticable. As of April 28, 2015 there were approximately 37,074,117 outstanding shares of MCGC common stock. The actual number of public shareholders of MCGC will be ascertained through discovery.

b.   There are questions of law and fact that are common to the Class, including the following:

i)   whether the Individual Defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii)   whether the Individual Defendants have breached their fiduciary duty to obtain the best price available for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

iii)   whether the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

iv)   whether the PennantPark Entities aided and abetted the Individual Defendants' breaches of fiduciary duty; and

v)   whether Plaintiff and other members of the Class would suffer irreparable injury were the Proposed Transaction consummated.

c.   Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

d.   Plaintiff's claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

e.   The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class.

f. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

A. Background

31. MCGC is a commercial finance company that provides capital and advisory services to lower middle-market companies throughout the United States. Its stated investment objective is to achieve attractive returns by generating current income and capital gains on its investments. The Company's capital is generally used by its portfolio companies to finance acquisitions, recapitalizations, buyouts, organic growth, working capital, and other general corporate purposes.

32. PennantPark is a business development company that primarily invests in U.S. middle-market private companies in the form of floating rate senior secured loans. From time to time, the Company may also invest in mezzanine debt and equity investments. PennantPark is managed by Defendant Investment Adviser.

B. The Proposed Transaction

33. On April 29, 2015, PennantPark and MCGC issued a press release announcing the Proposed Transaction, which provides in pertinent part:

PENNANTPARK FLOATING RATE CAPITAL LTD. TO ACQUIRE MCG CAPITAL CORPORATION

Combined Company to Offer Enhanced Middle Market Floating Rate Senior Lending Platform

New York, NY-April 29, 2015-PennantPark Floating Rate Capital Ltd. (NASDAQ: PFLT) and MCG Capital Corporation (NASDAQ: MCGC) announced today that they have entered into a definitive agreement under which PFLT will acquire MCGC in a stock and cash transaction currently valued at approximately $175 million, or approximately $4.75 per MCGC share at closing, representing a 15.8% premium to MCGC's closing stock price on April 28, 2015. The Boards of Directors of both companies have each unanimously approved the transaction.

Under the terms of the transaction, MCGC stockholders will receive $4.521 in PFLT shares for each MCGC share, resulting in approximately 11.8 million PFLT shares expected to be issued in exchange for the approximately 36.9 million MCGC shares expected to be outstanding at closing. Additionally, each MCGC shareholder will receive $0.226 per share in cash from PennantPark Investment Advisers, LLC. To the extent PFLT's 10-day volume-weighted average price is less than PFLT's NAV, the Adviser will pay up to an additional $0.25 per PFLT share issued in this transaction.

Following the transaction, PFLT stockholders are expected to own approximately 56% of the combined company and MCGC stockholders will own approximately 44%. The combined company will remain externally managed by PennantPark Investment Advisers, LLC and will remain headquartered in New York. Two members of MCGC's Board of Directors will be appointed to PFLT's Board of Directors upon closing of the transaction.

Consummation of the acquisition is subject to approval of both PFLT and MCGC stockholders and other customary closing conditions. The transaction is expected to close during the third calendar quarter of 2015.

"We believe this transaction presents a unique opportunity for value creation for both PFLT and MCGC stockholders," commented Arthur Penn, Chief Executive Officer of PFLT. "This transaction creates a larger middle-market senior floating rate capital provider with greater market coverage, access to capital, scale and diversification. We believe that our diversified portfolio composition and lending track record throughout various business cycles have positioned us to deliver value for our stockholders."

"We are excited to have entered into this mutually beneficial combination with PFLT," commented Richard Neu, Chairman of the Board of Directors of MCGC. "Our stockholders should benefit through resumed receipt of dividends and ownership in a company with a strong balance sheet and proven track record. Through this transaction we expect to create a strong company that is well-positioned for future growth in a market which presents abundant investment opportunities. We are very appreciative of the leadership provided by Keith Kennedy and the extraordinary efforts of Keith and his team that enabled MCGC to deliver a high quality, liquid and unlevered balance sheet as part of this transaction."

PFLT expects, over time, to deploy most of MCGC's cash into an investment portfolio consistent with that of PFLT's existing loan portfolio. The combined company is expected to have an equity base of approximately $376 million. PFLT believes that a balance sheet of this size will allow the combined company to be a more important provider of capital to middle market sponsors and corporate borrowers.

C.   The Proposed Transaction Does Not Provide Adequate Value to Shareholders.

34.   Pursuant to the terms of the Merger Agreement, MCGC stockholders

will receive:

- a number of shares of PennantPark common stock (the "Exchange Ratio") equal to $4.521 *divided by* the greater of:

  o   the net asset value per share of PennantPark common stock (computed no more than 48 hours before the effective time of the Proposed Transaction, excluding Sundays and holidays) (the "PennantPark Closing NAV"); and

  o the volume weighted average price per share (calculated to the nearest one-thousandth of one cent) of PennantPark common stock on the NASDAQ Global Select Market for the consecutive period of ten trading days concluding at the close of trading on the second trading day immediately preceding the date of the effective time of the Proposed Transaction (the "Merger Share Price");

- $0.226 in cash payable by Investment Adviser; and

- if the Merger Share Price is less than the PennnantPark Closing NAV, an amount in cash payable by Investment Adviser equal to the lesser of:

  o the Exchange Ratio *multiplied by* $0.25; and

  o the Exchange Ratio *multiplied by* the amount by which the Merger Share Price is less than the PennantPark Closing NAV.

35. According to MCGC and PennantPark, as of April 29, 2015, the Proposed Transaction is valued at approximately $175 million and the Merger Consideration is valued at approximately $4.75 per share of MCGC common stock. This consideration is inadequate and undervalues the Company.

36. As outlined by the below chart, in the two years preceding the announcement of the Merger Agreement, the Company's stock closed as high as $5.49 per share – well above the Merger Consideration – on July 31, 2013. Indeed, the stock closed near or above the Merger Consideration throughout the latter half of 2013 and the beginning of 2014:



37.   As is apparent, though, the Company's stock underwent a series of declines in early-to-mid 2014, culminating in a significant decline that began on about April 21, 2014. Not coincidentally, this was the same day that the Company announced that the Company's then-CEO and a member of its then-Board of Directors, B. Hagen Seville, had retired, and was being replaced by Defendant Kennedy.

38.   Since that time, though, Defendant Kennedy and the current Board have successfully monetized many of the Company's investments, strengthened the Company's balance sheet, paid off significant Company debt, and repurchased millions of shares of outstanding Company stock.

39.   For example, on April 28, 2014, when the Company reported its financial results for the quarter ended March 31, 2014, it reported that, as of March 31, 2014, the Company had $83.4 million of cash and cash equivalents available for general corporate purposes, as well as $30.4 million of cash in restricted accounts related to its small business investment company ("SBIC") debentures that it could use to fund new investments in the SBIC and $2.4 million of restricted cash held in escrow. As of the same date, the Company had **$150.0 million of Small Business Administration ("SBA") borrowings outstanding**, the maximum available under its then-current SBIC license.

40.   On August 7, 2014, the Company reported its financial results for the three months ended June 30, 2014 – the first three months with Defendant Kennedy at the Company's helm. For this quarter, the Company realized net operating income of $0.6 million, or $0.01 per share. More importantly, during the quarter, the Company repurchased 13,313,493 shares of its common stock at a weighted average purchase price of $3.55, and, on August 5, 2014, the Board authorized a new stock repurchase program of up to $50.0 million effective as of August 12, 2014. □

41.   As of June 30, 2014, the last day of the quarter, the Company had $69.4 million of cash and cash equivalents available for general corporate purposes, as well as $129.5 million of cash in restricted accounts related to its SBIC that it noted it might use to fund new investments in the SBIC and $2.2 million of restricted cash

held in escrow. And, while the Company still had $150.0 million of SBA borrowings outstanding (the maximum available under our current SBIC license), it also revealed on August 7, 2014, that it now had **adequate cash on-hand to retire the entire $150.0 million SBIC debt**. On these results, the Company declared a $0.05 per share dividend.

42.   Shortly, thereafter, on August 25, 2014, the Company revealed to shareholders that it had informed the SBA that **it would prepay in its entirety the $150.0 million of indebtedness owed to the SBA**.

43.   On October 29, 2014, the Company released its financial results for the three months ended September 30, 2014. For the third quarter, the Company realized net income of $1.3 million, or $0.03 per share. During the quarter, the Company repurchased 8,285,836 shares of its common stock at a weighted average purchase price of $3.97. □ The Company also announced that it planned to commence a "modified 'Dutch auction'" tender offer on November 3, 2014, to purchase up to $75 million of its common stock at a price per share not less than $3.25 and not greater than $3.75, which the Company intended to pay for using its existing cash and cash equivalents.

44.   As of September 30, 2014, the last day of the quarter, the Company had a whopping $114.6 million in unrestricted cash and $1.6 million in other restricted cash accounts. The Company also announced, as noted above, that it had **prepaid**

in full the $150 million of SBIC debentures owed to the SBA. As a result, the Company announced, as of September 30, 2014, MCGC "had no outstanding borrowings or borrowing facilities."

45.   On these results, and in light of the massive share repurchases and loan pre-payments, the Board declined to declare a dividend for the quarter. However, and also on these results, the Company's stock catapulted from an inexplicably-low closing price of $3.03 on October 27, 2014, to close at $3.60 per share on October 30, 2014. Since then, and as outlined in the above stock price chart, the stock has not looked back.

46.   On November 3, 2014, the Company commended the tender offer, which expired on December 3, 2014. On December 9, 2014, the Company announced that it had accepted for payment an aggregate of 4,859,744 shares of its common stock at a purchase price of $3.75 per share for an aggregate purchase price of $18.2 million. **These shares represented approximately 11.2% of the Company's issued and outstanding shares** as of November 3, 2014, the date of commencement of the tender offer. The Company further announced that it intended to reinstate the open market share repurchase program it had initiated in August 2014, which had been suspended while the tender offer was outstanding. All told, in 2014, including the shares repurchased in the tender offer, **the Company had repurchased over 31 million shares for over $117 million.**

47.   On January 17, 2015, the Company and RadioPharmacy Investors, LLC ("RadioPharmacy") announced that they had entered into a definitive agreement to sell 100% of its equity interest in RadioPharmacy's subsidiary, Pharmalogic Holdings Corp., a nuclear compounding pharmacy for regional hospitals and imaging centers. MCGC expected net proceeds from the sale to be approximately $12.0 million to $13.1 million, subject to adjustment. Notably, as of September 30, 2014, MCGC had valued its equity investment in RadioPharmacy at only $9.5 million – marking a significant profit for the Company.

48.   Then, on February 9, 2015, the Company unexpectedly announced that it would explore strategic alternatives for the Company, including a possible sale thereof.

49.   On March 2, 2015, the Company released its financial results for the quarter and year ended December 31, 2014. The Company realized net income of $2.1 million (or $0.05 per share) for the fourth quarter and a net loss of $20.8 million (or $0.38 per share) for the full year. However, as outlined above, during this period, the Company repurchased massive swaths of shares and paid of significant debts. Indeed, for the quarter and year, respectively, the Company repurchased 7,827,960 and **32,186,556 shares** of its common stock at weighted average purchase prices of $3.74 and $3.73, including the 4,859,744 shares purchased on December 10, 2014 in the modified "Dutch Auction" tender offer at $3.75 per share. What is

more, as of December 31, 2014, the Company had no outstanding borrowings or borrowing facilities and $105.8 million in unrestricted cash and $1.4 million in other restricted cash accounts.

50. Finally, on April 29, 2015, the same day as the Company announced the Proposed Transaction, the Company released its financial results for the quarter ended March 31, 2015. For the quarter, the Company realized net income of $1.3 million, or $0.03 per share. During the quarter, the Company ☐repurchased yet another 1,061,075 shares of its common stock at a weighted average purchase price of $3.93 ☐per share. Including the April 1, 2015 sale of Pharmalogic, the Company had **$129.0 million** – or $3.48 per outstanding share – of unrestricted cash and $0.2 million of restricted cash held in escrow and ☐**no loans on non-accrual, at cost, or fair value**. The Company also revealed that it "expect[ed its] cash per share to increase in 2015 as investments monetize."

51. In short, after Defendant Kennedy assumed control of the Company, MCGC's balance sheet has improved markedly, its outstanding debt has completely vanished, its cash on hand has increased significantly, and its outstanding shares have decreased dramatically. The Merger Consideration simply does not take these accomplishments into account. To the contrary, the Merger Consideration is equivalent to the Company's current net asset value per share, which was $4.75 as of March 31, 2015. Thus, MCGC shareholders appear to be receiving no premium

at all in the Proposed Transaction, in exchange for which they will become minority shareholders in the surviving company.

D. The Proposed Transaction Is the Result of a Flawed Process that Is Marred by Conflicts of Interest.

52. The insufficient consideration contemplated by the Proposed Transaction should come as little surprise in the light of the flawed and conflicted process that led to the consummation of the Merger Agreement. Specifically, certain members of the Board will receive lucrative payments and post-Merger employment in connection with the consummation of the Proposed Transaction that common shareholders will not.

53. For example, all restricted shares of MCGC stock will vest in full upon the consummation of the Merger Agreement. What is more, the Merger Agreement specifically provides that all severance payments and benefits due under any applicable MCGC benefit plans (based upon a termination without "cause" or "qualifying termination," as applicable) will be paid in full in a lump sum to each employee and former employee of the Company (including the Company's named executive officers) upon the closing of the Proposed Transaction. For Defendant Kennedy, this is no small matter, and he stands to walk away with approximately **$2.8 million** in connection with the consummation of the Proposed Transaction – more than five times his annual salary, after barely more than a year on the job.

54.   In addition, following the consummation of the Proposed Transaction, the size of the PennantPark board of directors will be increased by two directors and Defendants Neu and O'Keefe will be added as a Class II director (with a term expiring at PennantPark's 2016 annual meeting of stockholders) and a Class III director (with a term expiring at PennantPark's 2017 annual meeting of stockholders), respectively. □

E.   The Merger Agreement Contains Onerous Deal Protection Devices.

55.   The Proposed Transaction is also unfair because, as part of the Merger Agreement, the Board agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a *fait accompli* and ensure that no successful competing offers will emerge for the Company.

56.   Despite the unfair price, the Merger Agreement has a number of provisions that make it more difficult for another buyer to purchase the Company, and for the Company to seek out competing offers. Specifically, if the Company terminates the Proposed Transaction, the Merger Agreement states that the Company must pay PennantPark a $7 million termination fee.

57.   Additionally, the Merger Agreement contains a strict no-solicitation provision, pursuant to which the Company is prohibited from soliciting competing acquisition proposals or, subject to certain exceptions regarding unsolicited proposals, engaging in discussions or providing information in connection with an

alternative acquisition proposal. This clause prohibits the Company and its agents from soliciting, encouraging, or facilitating certain third party acquisition proposals for the Company.

58.   The Merger Agreement also contains an information rights provision that requires the Company to notify PennantPark of certain unsolicited competing offers and provide PennantPark with information regarding such offers.

59.   These provisions will cumulatively discourage other potential bidders from making a competing bid for the Company. Similarly, these provisions and the voting agreement make it more difficult for the Company and individual shareholders to exercise their rights and to obtain a fair price for the Company's shares.

F.   The Board has Received a Superior Acquisition Proposal.

60.   The insufficiency of the Merger Consideration is perhaps best illustrated by the fact that a higher offer has already arisen. Specifically, on May 4, 2014, HC2 Holdings, Inc. ("HC2") announced that it had sent a letter to MCGC proposing that the companies immediately engage in discussions regarding an agreement to combine the companies. HC2 proposes to acquire MCGC in a cash and stock transaction in which stockholders of MCGC would receive $5.00 for each share of MCGC common stock, consisting of:

- at the option of the MCG stockholders, either:

- o 0.434 of a share of HC2 common stock (valued at $4.774 using the May 1 closing price of HC2's common stock), or

- o 0.191 of a share of a newly created class of HC2 cumulative perpetual preferred stock (which fractional amount has an initial liquidation preference of $4.774); and

- $0.226 in cash.

G.   The Board has Not Disclosed Material Information.

61.   Finally, it is critical that shareholders receive complete and accurate information about the Proposed Transaction prior to casting a vote. To date, however, the Individual Defendants have failed to provide MCGC shareholders with such information. It is necessary that the Board provide detailed information to shareholders regarding the process and the negotiations of the Merger Agreement.

FIRST CAUSE OF ACTION

(Against the Individual Defendants for Breach of Fiduciary Duties)

62.   Plaintiff repeats and realleges each allegation set forth herein.

63.   The Individual Defendants have violated fiduciary duties owed to the public shareholders of MCGC.

64.   By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have failed to obtain for the public shareholders of MCGC

the highest value available for MCGC in the marketplace.

65. As alleged herein, the Individual Defendants have initiated a process to sell MCGC that undervalues the Company and vests them with benefits that are not shared equally by MCGC's public shareholders. In addition, by agreeing to the Proposed Transaction, the Individual Defendants have capped the price of MCGC stock at a price that does not adequately reflect the Company's true value. Moreover, Defendants failed to sufficiently inform themselves of MCGC's value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and Board that is committed to the Proposed Transaction. Finally, Defendants have failed to provide MCGC's public shareholders with all material information necessary to decide how to vote their shares in connection with the Proposed Transaction.

66. As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive the highest available value for their equity interest in MCGC. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

67.   Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury, which the Individual Defendants' actions threaten to inflict.

SECOND CAUSE OF ACTION

(Against the PennantPark Entities for Aiding and Abetting)

68.   Plaintiff repeats and realleges each allegation set forth herein.

69.   The PennantPark Entities have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to the public shareholders of MCGC, and have participated in such breaches of fiduciary duties.

70.   The PennantPark Entities knowingly aided and abetted the Individual Defendants' wrongdoing alleged herein. In so doing, they rendered substantial assistance in order to effectuate the Individual Defendants' plan to consummate the Proposed Transaction in breach of their fiduciary duties.

71.   Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in his favor and in favor of the Class and against Defendants as follows:

A.   Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as the Class representative;

B.   Enjoining the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best available terms for shareholders;

C.   Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D.   Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the wrongdoing;

E.   Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

F.   Granting such other and further equitable relief as this Court may deem just and proper.

Dated: May 8, 2015   **ANDREWS & SPRINGER, LLC**
                                      By: */s/ Peter B. Andrews*
                                      Peter B. Andrews (# 4623)
                                      Craig J. Springer (# 5529)
                                      3801 Kennett Pike
                                      Building C, Suite 305
                                      Wilmington, DE 19807
                                      Tel.: (302) 504-4957
                                      Fax: (302) 397-2681

                                      Counsel for Plaintiff

Of Counsel:

KAHN SWICK & FOTI, LLC
Michael J. Palestina
206 Covington Street
Madisonville, LA 70447
Tel.: (504) 455-1400
Fax: (504) 455-1498

Counsel for Plaintiff